UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Dated August 3, 2026

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓       Form 40-F

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-297740), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a Stock Exchange Announcement dated August 3, 2026 entitled ‘Sale of shareholding in VodafoneZiggo completes’

3 August 2026

Sale of shareholding in VodafoneZiggo completes

Vodafone Group Plc (“Vodafone”) announces it has completed the sale of its interests in VodafoneZiggo Group Holding B.V. (“VodafoneZiggo”) to Liberty Global Ltd (“Liberty Global”).

The transaction consideration comprises €1.0 billion in cash and a 10% shareholding in Ziggo Group, which will own 100% of both VodafoneZiggo and Liberty Global’s Belgian subsidiary, Telenet Group Holding (“Telenet”)1.

As part of the transaction, Vodafone and Liberty Global have also agreed that Vodafone will continue to provide certain services, including brand licensing, to VodafoneZiggo with expected charges of €625 million over the next 10 years.

Proceeds from this sale will be used to reduce Vodafone Group net debt.

<ENDS>

Notes

1.	Excluding the economic benefit of 50% of Telenet’s shareholding in the fibre-to-the-home network infrastructure vehicle Wyre B.V., which will be retained by Liberty Global.

For more information, please contact:
Investor Relations:	vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone

Vodafone is a leading European and African telecoms company.

We serve over 370 million mobile and broadband customers, operating networks in 17 countries with investments in a further three and partners in over 40 more. We have capacity on more than 70 subsea cable systems - the backbone of the internet - and we are developing a new direct-to-mobile satellite communications service to connect areas without coverage. Vodafone runs one of the world’s largest IoT platforms, with over 240 million IoT connections globally, and we provide financial services to around 103 million customers across eight African countries - managing more transactions than any other provider.

From the seabed to the stars, Vodafone’s mission is to connect everyone.

For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: August 3, 2026	By:	/s/ M D B
	Name:	Maaike de Bie
	Title:	Group General Counsel and Company Secretary